UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

28 Baggot Street Lower

Dublin 2

D02 NX43

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GH Research PLC (the “Company”) will be participating in the Stifel 2022 CNS Days conference, which is scheduled to take place from March 28, 2022 to March 29, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: March 25, 2022

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance